Exhibit 99.5

ROBBINS ARROYO LLP

BRIAN J. ROBBINS (190264)

brobbins@robbinsarroyo.com

STEPHEN J. ODDO (174828)

soddo@robbinsarroyo.com

600 B Street, Suite 1900

San Diego, CA 92101

Telephone: (619) 525-3990

Facsimile: (619) 525-3991

Attorneys for Plaintiff

UNITED STATES DISTRICT COURT

NORTHERN DISTRICT OF CALIFORNIA

SAN JOSE DIVISION

JOHN SOLAK, on Behalf of Himself and All	)	Case No.
Others Similarly Situated,	)
	)	CLASS ACTION
Plaintiff,	)
v.	)
	)	COMPLAINT FOR VIOLATIONS OF THE
PETER A. LEAV, MARTHA H. BEJAR,	)	FEDERAL SECURITIES LAWS AND
GARY J. DAICHENDT, ROBERT J.	)	BREACH OF FIDUCIARY DUTIES
FRANKENBERG, JOHN A. KELLEY, JR.,	)
D. SCOTT MERCER, BETSY S. ATKINS,	)
MITEL NETWORKS CORPORATION,	)
and METEOR TWO, INC.,	)
)
Defendants.	)
)

Plaintiff John Solak (“Plaintiff”), on behalf of himself and all others similarly situated, by and through his undersigned counsel, alleges the following upon information and belief, including the investigation of counsel and review of publicly available information, except as to those allegations pertaining to Plaintiff, which are alleged upon personal knowledge.

NATURE OF THE ACTION

1. This is a stockholder class action brought by Plaintiff on behalf of the public stockholders of Polycom, Inc. (“Polycom” or the “Company”) against the Company’s Board of Directors (the “Board” or the “Individual Defendants”), Mitel Networks Corporation (“Mitel”), and Meteor Two, Inc. (“Merger Sub”) (the Board, Mitel, and Merger Sub are collectively referred to herein as the “Defendants”). This action seeks to enjoin the Individual Defendants from further breaching their fiduciary duties in their pursuit of a sale of the Company at an unfair price through an unfair process that was tilted in favor of Mitel by Elliott Management Corporation (“Elliott”), one of the largest stockholders of both Polycom and Mitel. Because the transaction was largely driven by Elliott and Elliott stands on both sides of the transaction, the entire fairness standard applies.

2. On April 15, 2016, Defendants issued a press release announcing that the Board had agreed to sell Polycom to Mitel (the “Proposed Acquisition”). Mitel will acquire all of the outstanding common stock of Polycom in exchange for $3.12 in cash and 1.31 Mitel common shares for each share of Polycom common stock, or $13.68 based on the closing price of a Mitel common share on April 13, 2016 (the “Proposed Consideration”). The Proposed Acquisition, which is valued at approximately $1.96 billion, undervalues Polycom and is marred with preclusive deal protections that effectively prevent the Company from receiving a superior offer.

3. Polycom was founded over twenty-five years ago and is currently the global leader in voice and video collaboration solutions. The Company’s offerings enable more than 400,000 companies and institutions worldwide to communicate and collaborate more effectively and productively over distances. Polycom now has hundreds of patents issued or pending and currently garners massive revenues of approximately $1.3 billion per year. Impressively, for more than a decade, Polycom products have garnered awards in nearly every product category from a broad range of industry organizations and publications.

4. Mitel’s stock price has dropped since the Proposed Acquisition was announced, and the Value of the Proposed Consideration has accordingly dropped as well. The decision to sell Polycom now in exchange for the inadequate Proposed Consideration (which is currently valued at less than $12 per Polycom share) will prevent Plaintiff and the Class (as defined herein) from realizing the benefits of the Company’s impressive financial results and continuing growth, a breach of the fiduciary duty to maximize stockholder value owed by Defendants to Polycom’s public stockholders in connection with the Proposed Acquisition. The inadequacy of the Proposed Consideration is readily evident given that the Company’s stock has traded above the $13.68 per share offer price within the last few months and multiple analysts have predicted targets well above the offer price, with targets ranging from $15 to $17. Just a few months before the parties signed the Agreement and Plan of Merger dated April 15, 2016 (the “Merger Agreement”), Mitel offered as much as $14.20 per share of Polycom stock, and just weeks after the Merger Agreement was signed, another party offered approximately $14 per share while further suggesting that it could “significantly improve its proposal.”

5. The Individual Defendants are willing to sell now rather than wait for Polycom to reap these long-term benefits or a higher premium in order to gain substantial personal benefits afforded them (but not the Company’s public stockholders) in the Proposed Acquisition. For example, the Proposed Acquisition provides various officers and directors of Polycom with prestigious positions at the post-merger company, including at least two members of the Board. Further, the Proposed Acquisition provides the Individual Defendants with accelerated vesting of unvested options collectively worth more than $13.6 million, including accelerated vesting of options worth nearly $5.3 million. The Proposed Acquisition also provides substantial change in control payments to several of the Company’s officers, including nearly $9 million for defendant Peter A. Leav (“Leav”), the Company’s President, Chief Executive Officer (“CEO”), and a director.

6. Exacerbating matters, the Individual Defendants have further breached their fiduciary duties by agreeing to lock up the Proposed Acquisition with deal protection devices that operate collectively to preclude other bidders from making a successful competing offer for the Company, including: (i) a strict “no solicitation” provision that prevents the Company from soliciting other potential acquirers or even continuing discussions and negotiations with potential acquirers; (ii) a “matching rights” provision that also discourages competing proposals by requiring the Company to allow Mitel five business days in which the parties must negotiate to render any alternative bid no longer superior; and (iii) a provision that requires the Company to pay Mitel a termination fee of $60 million in order to enter into a transaction with a superior bidder. Collectively, these provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives.

7. In an attempt to secure stockholder support for the Proposed Acquisition, on May 13, 2016, Defendants filed a Proxy Statement/Prospectus on Form S-4 Registration Statement (the “Proxy”) with the U.S. Securities and Exchange Commission (“SEC”). The Proxy, which recommends that Polycom stockholders vote in favor of the Proposed Acquisition, omits and/or misrepresents material information about the Company’s financial forecasts and the financial analyses prepared by its financial advisor, Morgan Stanley & Co. LLC (“Morgan Stanley”).

8. In short, the Proposed Acquisition is designed to unlawfully divest Polycom’s public stockholders of the Company’s valuable assets for grossly inadequate consideration and without fully disclosing all material information concerning the transaction to stockholders. To remedy Defendants’ breaches of fiduciary duty and violations of the Securities Exchange Act of 1934 (the “Exchange Act”), Plaintiff seeks injunctive relief preventing consummation of the Proposed Acquisition, unless and until the Company adequately discloses all material information concerning the transaction.

JURISDICTION AND VENUE

9. This Court has jurisdiction over the claims asserted herein for violations of sections 14(a) and 20(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder pursuant to section 27 of the Exchange Act. This Court has supplemental jurisdiction under 28 U.S.C. §1367.

10. This Court has jurisdiction over each defendant because each defendant is either a corporation that conducts business in and maintains operations in this District, or is an individual who has sufficient minimum contacts with this District so as to render the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

11. Venue is proper in this District pursuant to 28 U.S.C. §1391 because Polycom’s principal executive offices are located at 6001 America Center Drive, San Jose, California.

INTRADISTRICT ASSIGNMENT

12. Pursuant to Civil Local Rule 3.2(c) and (e), assignment of this case to the San Jose Division of the United States District Court for the Northern District of California is proper because a substantial part of the events and omissions giving rise to Plaintiff’s claims occurred within the San Jose Division.

THE PARTIES

Plaintiff

13. Plaintiff was a stockholder of Polycom at the time of the wrongdoing complained of, has continuously been a stockholder since that time, and is a current Polycom stockholder.

Non-Defendant

14. Non-defendant Polycom is a Delaware corporation with principal executive offices located at 6001 America Center Drive, San Jose, California. Polycom offers open, standards-based unified communications and collaboration solutions for voice, video, and content sharing and a comprehensive line of support and service solutions. Polycom uses Polycom® RealPresence® Platform infrastructure, which offers broad application programming interfaces that can be deployed via software and/or hardware, on-premises or in the cloud, or in hybrid implementations. The RealPresence Platform interoperates with a broad set of communication, business, mobile, cloud applications, and devices to deliver secure face-to-face collaboration across different environments. As of December 31, 2015, Polycom had 3,451 employees. Upon completion of the Proposed Acquisition, Polycom will become a wholly owned subsidiary of defendant Mitel.

Defendants

15. Defendant Leav is Polycom’s President, CEO, and a director and has been since December 2013. In connection with the Proposed Acquisition, defendant Leav entered into a voting agreement with defendant Mitel, pursuant to which he agreed to vote his shares in favor the Proposed Acquisition and against any competing proposals.

16. Defendant Martha H. Bejar (“Bejar”) is a Polycom director and has been since October 2013. In connection with the Proposed Acquisition, defendant Bejar entered into a voting agreement with defendant Mitel, pursuant to which she agreed to vote her shares in favor the Proposed Acquisition and against any competing proposals.

17. Defendant Gary J. Daichendt (“Daichendt”) is Polycom’s Chairman of the Board and has been since February 2016, and a director and has been since August 2015. In connection with the Proposed Acquisition, defendant Daichendt entered into a voting agreement with defendant Mitel, pursuant to which he agreed to vote his shares in favor the Proposed Acquisition and against any competing proposals.

18. Defendant Robert J. Frankenberg (“Frankenberg”) is a Polycom director and has been since October 2013. In connection with the Proposed Acquisition, defendant Frankenberg entered into a voting agreement with defendant Mitel, pursuant to which he agreed to vote his shares in favor the Proposed Acquisition and against any competing proposals.

19. Defendant John A. Kelley, Jr. (“Kelley”) is a Polycom director and has been since March 2000. In connection with the Proposed Acquisition, defendant Kelley entered into a voting agreement with defendant Mitel, pursuant to which he agreed to vote his shares in favor the Proposed Acquisition and against any competing proposals.

20. Defendant D. Scott Mercer (“Mercer”) is a Polycom director and has been since November 2007. In connection with the Proposed Acquisition, defendant Mercer entered into a voting agreement with defendant Mitel, pursuant to which he agreed to vote his shares in favor the Proposed Acquisition and against any competing proposals.

21. Defendant Betsy S. Atkins (“Atkins”) was a Polycom director from April 1999 to April 2016.

22. Defendant Mitel is a Canadian corporation with principal executive offices located at 350 Legget Drive, Ottawa, Ontario, Canada. Defendant Mitel provides cloud, mobile,

and enterprise communications and collaboration solutions. Defendant Mitel has three primary divisions: the Cloud, Mobile, and Enterprise divisions. The Cloud division offers a range of private, public, hybrid, and mobile Software as a Service solutions for businesses of all sizes. The Mobile division offers fourth generation (4G) long term evolution (LTE) mobile networking products that enable service providers to deliver internet protocol (IP)-based voice, video, communications, and messaging services to subscribers globally. The Enterprise division offers a range of unified communications and collaborations solutions which address and support the full spectrum of technology specifications.

23. Defendant Merger Sub is a Delaware corporation and an indirect wholly-owned subsidiary of defendant Mitel. Upon completion of the Proposed Acquisition, defendant Merger Sub will merge with and into Polycom and cease its separate corporate existence.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

24. By reason of the Individual Defendants’ positions with the Company as officers and/or directors, said individuals are in a fiduciary relationship with Plaintiff and the other stockholders of Polycom and owe Plaintiff and the other members of the Class the duties of good faith, care, and loyalty.

25. By virtue of their positions as directors and/or officers of Polycom, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence and cause Polycom to engage in the practices complained of herein.

26. Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s stockholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value stockholders will receive rather than use a change of control to benefit themselves. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a) adversely affects the value provided to the Company’s stockholders;

(b) contractually prohibits them from complying with or carrying out their fiduciary duties;

(c) discourages or inhibits alternative offers to purchase control of the Company or its assets;

(d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the Company’s stockholders; or

(e) will provide the directors and/or officers with preferential treatment at the expense of, or separate from, the public stockholders.

27. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Acquisition, violated duties owed to Plaintiff and the other stockholders of Polycom, including their duties of loyalty, good faith, and due care, insofar as they, inter alia, failed to obtain the best price possible under the circumstances before entering into the Proposed Acquisition.

CLASS ACTION ALLEGATIONS

28. Plaintiff brings this action pursuant to Court of Chancery Rule 23, on behalf of itself and all other public stockholders of Polycom that have been or will be harmed by Defendants’ conduct described herein (the “Class”). Excluded from the Class are Defendants and any individual or entity affiliated with any Defendant.

29. This action is properly maintainable as a class action.

30. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, there are over 135.6 million shares of Polycom common stock outstanding as of April 12, 2016. The actual number of public stockholders of Polycom can be ascertained through discovery.

31. There are questions of law and fact which are common to the Class, including, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duties of loyalty, good faith, and/or due care with respect to Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonably available under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(c) whether the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers designed to discourage other potentially interested parties from making an offer to acquire the Company or its assets;

(d) whether defendants Mitel and Merger Sub aided and abetted any of the Individual Defendants’ breaches of fiduciary duties owed to Plaintiff and the other members of the Class in connection with the Proposed Acquisition; and

(e) whether Plaintiff and the other members of the Class would suffer irreparable injury were the Proposed Acquisition consummated.

32. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

33. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff does not have any interests adverse to the Class.

34. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for Defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

35. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

THE FLAWED AND SELF-SERVING SALES PROCESS

36. As revealed by the Proxy, the Proposed Acquisition is the product of a flawed process. The process began in the second half of 2015 after Mitel publicly stated that it intends to be a consolidator in the rapidly consolidating business communications market. On July 10, 2015, an undisclosed director of Mitel introduced Richard D. McBee, the President and CEO of Mitel, by e-mail to defendant Leav, the President and CEO of Polycom. Over the next several months, Mr. McBee and defendant Leav engaged in multiple conversations concerning Mitel’s interest in exploring a business combination with Polycom.

37. Elliott first began pressuring Polycom to enter a transaction with Mitel in September 2015. On September 14, 2015, a Senior Portfolio Manager of Elliott sent the Polycom Board a letter disclosing that Elliott had acquired beneficial ownership or economic interests in 4.9% of the outstanding Polycom stock. The letter further noted that Elliott was one of the largest Mitel stockholders and urged Polycom to consider consolidation with Mitel or certain other companies in the unified communications industry.

38. Almost immediately after Elliott contacted Polycom, on September 21, 2015, Mitel submitted its first non-binding proposal to Polycom wherein Mitel proposed to acquire Polycom for $12.50 per share, payable in cash and Mitel common shares.

39. In early October 2015, Elliott increased both its Polycom holdings and its pressure towards Polycom to enter into a transaction with Mitel. On October 8, 2015, Elliott filed with the SEC a Schedule 13D with respect to its beneficial ownership of Polycom Stock, and a separate Schedule 13D with respect to its beneficial ownership of Mitel common shares. Through these filings, Elliott disclosed that it held approximately 9.6% of the outstanding Mitel common stock and that it had increased its Polycom interests to approximately 6.6% of the outstanding Polycom stock. Elliott further disclosed that it engaged in an ongoing dialog with Mitel and that it advocated for industry consolidation, including a potential combination of Polycom and Mitel.

40. On October 13, 2015, Elliott requested that Elliott and Polycom enter a confidentiality agreement to engage in more detailed discussions. As noted below, the Board directed management to enter Polycom into such an agreement with Elliott about a month later.

41. On October 22, 2015, Elliott further increased its pressure on Polycom by sending another letter to the Board which advocated a potential transaction with Mitel or a take-private transaction with a private equity sponsor. The same day, the CEOs of Polycom and Mitel again met to discuss a potential transaction between the two companies.

42. On November 5, 2015, nearly four months after Mitel first expressed interest in a potential transaction with Polycom, the Board directed its financial advisor, Morgan Stanley, to contact “up to” ten private equity sponsors, and just one potential strategic buyer and one potential target company, to determine their respective interest in a potential transaction with Polycom.

43. On November 16, 2015, the Board determined to direct management to enter into a non-disclosure agreement with Elliott on behalf of Polycom in order to conduct detailed discussions between Elliott and Polycom. Per the Board’s direction, Polycom entered into such an agreement with Elliott a few days later.

44. On November 19, 2015, Mitel delivered a revised non-binding proposal to Polycom for $13.75 per share of Polycom stock, $0.07 higher than the ultimately agreed upon Proposed Consideration, payable 50% in cash and 50% in Mitel common shares.

45. On November 23, 2015, the Board agreed to maintain an open dialog with Elliott concerning the Company’s strategic efforts.

46. On November 24, 2015, defendant Leav and Morgan Stanley met with three representatives of Elliott. During the meeting, defendant Leav and Morgan Stanley provided an update to Elliott on the process being undertaken by Polycom. In turn, Elliott strongly urged Polycom to conduct its review process immediately and further pushed for a transaction with Mitel.

47. On December 21, 2015, Morgan Stanley informed the Board that the nine private equity sponsors it had contacted generally were not interested in pursuing a transaction with Polycom. The Board determined not to reach out to additional potential private equity sponsors at that time.

48. Also on December 21, 2015, Mitel delivered to Polycom a revised non-binding proposal to acquire Polycom for $14.20 per share of Polycom stock, $0.52 more than the ultimately agreed upon Proposed Consideration, payable 50% in cash and 50% in Mitel common shares. Mitel also proposed to consider allowing Polycom to appoint Board members to the combined company’s board and also provide positions for certain of Polycom’s senior management.

49. The following day, the Board directed Morgan Stanley to present Mitel with a counter-proposal of $14.40 per share, $0.72 higher than the ultimately agreed upon Proposed Consideration, payable with the same mix of 50% in cash and 50% in Mitel common shares.

50. Throughout January 2016, on various occasions, Polycom representatives met with representatives of Mitel and representatives of Elliott to further discuss a potential transaction between Polycom and Mitel.

51. On January 27, 2016, a representative of Elliott spoke with a Morgan Stanley representative and urged Polycom to enter into a transaction with Mitel. Three days later, Elliott sent another letter to the Board urging the Board to pursue an immediate transaction with Mitel.

52. Throughout February 2016, Polycom representatives engaged in various discussions with representatives of Mitel and Elliott, and various non-binding proposals and counter-proposals were made by each company. Morgan Stanley also engaged in certain discussions with parties referred to in the Proxy as “Sponsor 1,” “Sponsor 2,” and “Strategic Entity 2.”

53. On February 2, 2016, a Morgan Stanley representative had dinner with the CEO of Strategic Entity 2. During the dinner, Morgan Stanley inquired whether Strategic Entity 2 had any interests in exploring a strategic transaction with Polycom. The Proxy does not disclose whether Strategic Entity 2 expressed any interest at that time.

54. On February 26, 2016, the independent members of the Board discussed which Board members might serve on the newly combined company following the consummation of a transaction.

55. Negotiations between Polycom, Mitel, and Elliott continued through March and the first half of April 2016.

56. On April 14, 2016, the Board unanimously approved the Merger Agreement, pursuant to which Mitel will acquire all of the outstanding common stock of Polycom in exchange for $3.12 in cash and 1.31 Mitel common shares for each share of Polycom common stock, or $13.68 based on the closing price of a Mitel common share on April 13, 2016. On April 15, 2016, the parties executed the Merger Agreement and issued a joint press release announcing the Proposed Acquisition.

57. After the deal was announced, Mitel’s stock price dropped from $8.06 per share on April 13, 2016, to $7.12 on April 15, 2016, the day after the deal was announced. Since then, its price has rarely traded over $7 and has closed as low as $6.10 per share twice. Given that the Proposed Consideration is substantially tied to the value of Mitel common shares, the value of the Proposed Consideration has also dropped since the deal was announced. From May 2016 to the present, the value of the Proposed Consideration has generally hovered at a value of less than $12 per Polycom share.

58. On April 22, 2016, Sponsor 1 sent a letter to Polycom proposing a leveraged recapitalization of Polycom in which, among other things, existing Polycom stockholders would receive a cash dividend of $9.37 per share and Sponsor 1 (directly or through affiliates) would purchase from Polycom $600 million in shares of a new convertible preferred stock of Polycom, which securities would give Sponsor 1 ownership immediately after the closing of 50.3% of Polycom’s outstanding equity, on an as-converted basis. Sponsor 1 asserted that the publicly traded common stock that Polycom stockholders would continue to hold after the recapitalization would have a value of $4.13 per share immediately after the closing of the recapitalization and accordingly that its proposal provided an aggregate value of $13.50 per share of Polycom common stock. While this proposal had the benefit of providing Polycom stockholders with substantially more cash up-front as compared to the Mitel offer, it allowed Sponsor 1 to nominate a majority of the Polycom Board and any subsidiary boards. Pursuant to the terms of the Merger Agreement, Polycom provided notice to Mitel of Sponsor 1’s letter. Commensurate with Mitel’s falling share price, on April 22, 2016, the Proposed Consideration was valued at $12.39 per Polycom share.

59. On April 26, 2016, the Board determined that Sponsor 1’s proposal was not a “Company Superior Proposal” and could not reasonably be expected to lead to such a superior proposal.

60. Sponsor 1 was notified of the Board’s decision on April 27, 2016. The same day, Sponsor 1 sent Polycom a letter stating that it would be in a position to “significantly improve its proposal” if it were able to speak with a limited number of potential financing sources. Polycom provided a copy of the letter to Mitel.

61. On April 28, 2016, Mitel sent a letter to Polycom stating Mitel’s view that Polycom was prohibited by the no-shop provisions in the Merger Agreement from allowing Sponsor 1 to discuss its proposal with potential financing services.

62. The Board did not authorize Sponsor 1 to discuss the matter with potential financing sources. Nonetheless, on May 6, 2016, Sponsor 1 sent Polycom a revised and improved proposal which increased the cash dividend payable to Polycom stockholders from $9.37 per share to $10.50 per share and revised the post-closing conversion price of the preferred stock that Sponsor 1 would purchase from $4.13 per share to $4 per share, thus potentially providing an aggregate value of $14.50 per share of Polycom stock. The Proxy suggests that, for undisclosed reasons, the Board “belie[ved] that the value of the Polycom stock in the recapitalized company likely would have a value that was significantly less than the $4.00 per share asserted by Sponsor 1.” The same day, Mitel’s stock closed at $6.58 and the Proposed Consideration was valued at just $11.74 per Polycom share.

63. On May 9, 2016, the Board determined to reject Sponsor 1’s revised proposal and declined to engage further with Sponsor 1.

64. On June 8, 2016, while the market was still open, Polycom announced that it received another non-binding proposal from Sponsor 1. Under the terms of Sponsor 1’s revised proposal, Sponsor 1 would acquire 100% of the outstanding common stock of Polycom for an all-cash offer of $12.25 per share in a take-private transaction. The previous day, Mitel’s stock price closed at $6.78, equating to a Proposed Consideration value of only $12 per Polycom share. Nonetheless, the June 8, 2016 announcement stated that the Board reaffirmed its recommendation that Polycom stockholders vote in favor of the proposed merger with Mitel. By the close of the market on the same day, Mitel’s stock price dropped another $0.03 to close at $6.75, equating to a Proposed Consideration value of just $11.96 per Polycom share.

THE OVERLY PROCLUSIVE MERGER AGREEMENT

65. As noted above, on April 15, 2016, Polycom and Mitel issued a press release announcing that the Individual Defendants had agreed to sell Polycom to Mitel. Under the terms of the Merger Agreement, holders of Polycom common stock will receive $3.12 in cash and 1.31 Mitel common shares for each share of Polycom common stock, or $13.68 based on the closing price of a Mitel common share on April 13, 2016, in a transaction valued at approximately $1.96 billion. The press release announcing the deal stated, in relevant part:

OTTAWA and SAN JOSE, Calif., April 15, 2016 (GLOBE NEWSWIRE) Mitel (Nasdaq:MITL) (TSX:MNW) and Polycom (Nasdaq:PLCM), today announced that they have entered into a definitive merger agreement in which Mitel will acquire all of the outstanding shares of Polycom common stock in a cash and stock transaction valued at approximately $1.96 billion. Under the terms of the agreement, Polycom stockholders will be entitled to $3.12 in cash and 1.31 Mitel common shares for each share of Polycom common stock, or $13.68 based on the closing price of a Mitel common share on April 13, 2016. The transaction represented a 22% premium to Polycom shareholders based on Mitel’s and Polycom’s “unaffected” share prices as of April 5, 2016 and is expected to close in the third quarter of 2016, subject to shareholder and regulatory approvals and other customary closing conditions.

New company with shared vision for seamless communications and collaboration

The communications and collaboration industry is undergoing a period of intense change that is rapidly redrawing the competitive landscape and breaking down barriers between previously discrete markets and technology domains. Through a series of strategic acquisitions, Mitel has successfully capitalized on changing market dynamics and transformed the company to help customers operate more efficiently and cost effectively. The combination of Mitel and Polycom will create a new industry leader leveraging Mitel’s recognized leadership as a pioneer in global communications with Polycom’s well-known premium brand and industry-leading portfolio in the conference and video collaboration market.

The combined company will be headquartered in Ottawa, Canada, and will operate under the Mitel name while maintaining Polycom’s strong global brand. Richard McBee, Mitel’s Chief Executive Officer will lead the combined organization. Steve Spooner, Mitel’s Chief Financial Officer, will also continue in that role. On the closing of the proposed transaction, it is expected that Polycom directors will assume two seats on the Mitel board. Once merged, the combined company will have a global workforce of approximately 7,700 employees.

“Mitel has a simple vision to provide seamless communications and collaboration to customers. To bring that vision to life we are methodically putting the puzzle pieces in place to provide a seamless customer experience across any device and any environment,” said Mitel CEO Rich McBee. “Polycom is one of the most respected brands in the world and is synonymous with the high quality and innovative conference and video capabilities that are now the norm of everyday collaboration. Together with industry-leading voice communications from Mitel, the combined company will have the talent and technology needed to truly deliver integrated solutions to businesses and service providers across enterprise, mobile and cloud environments.”

“Together, Polycom and Mitel expect to drive meaningful value for our shareholders, customers, partners and employees around the world,” said Peter Leav, President and CEO of Polycom. “We look forward to working closely with the Mitel team to ensure a smooth transition and continued innovation to bring the workplace of the future to our customers.”

Global scale and strategic scope provide key customer benefits

The combined global company will offer customers an integrated technology experience supported by an impressive ecosystem of partners. Key market positions include:

•	#1 in business cloud communications

•	#1 in IP/PBX extensions in Europe

•	#1 in conference phones

•	#1 in Open SIP sets

•	#2 in video conferencing

•	#2 in installed audio

•	Installed customer base in more than 82% of Fortune 500 companies

•	Deep product integration with Microsoft solutions

•	Mobile deployments in 47 of the world’s top 50 economies

•	Combined portfolio of more than 2,100 patents and more than 500 patents pending

•	Global presence across five continents with approximately 7,700 employees worldwide

Enhanced platform expected to deliver profitable growth with opportunities for synergies and significant debt deleveraging

The combined company will have a significantly larger financial platform with the scope, scale and operating leverage needed to strategically expand in an actively evolving market. Financial highlights of the transaction include:

•	Diverse revenue base with pro forma 2015 sales of approximately $2.5 billion

•	Strong cash flow generation with pro forma 2015 EBITDA of approximately $350 million

•	Strengthened balance sheet with Mitel’s pro forma 2015 net debt leverage reduced from 3.8x to 2.1x

•	Expected to be accretive to Mitel shareholders in 2017

•	Anticipated operating synergies of approximately $160 million by 2018, driven by supply chain optimization,

•	facilities consolidation and economies of scale

66. On April 18, 2016, the Company filed a Current Report on Form 8-K with the SEC wherein it disclosed the Merger Agreement. The Merger Agreement contains a number of draconian deal protection devices designed to preclude any competing bids for Polycom from emerging in the period following the announcement of the Proposed Acquisition, which effectively locked-up the deal in favor of Mitel. As the Individual Defendants were duty bound to maximize stockholder value in connection with the Proposed Acquisition, the inclusion of these provisions, as detailed below, constitutes a further breach of their fiduciary duties.

67. Under section 5.02(a) of the Merger Agreement, Polycom is subject to a no-solicitation clause that prohibits the Company from seeking a superior offer for its stockholders. As noted above, this clause actively prevented Sponsor 1 from discussing its proposal with potential financing sources, which in turn prevented Sponsor 1 from “significantly improv[ing] its proposal.” Specifically, section 5.02(a) of the Merger Agreement states, in pertinent part:

5.02 No Solicitation

(a) The Company shall, shall cause its Subsidiaries to and shall request that its Representatives, immediately cease (i) any communications, discussions or negotiations with any Person that may be ongoing with respect to a Company Acquisition Proposal, (ii) furnishing to any Person (other than Parent, Merger Sub, their respective Representatives and the Company’s Representatives) any information with respect to a Company Acquisition Proposal and (iii) cooperating with, assisting in, participating in, or knowingly facilitating or encouraging a Company Acquisition Proposal and, if applicable, shall request to have returned to the Company or destroyed any confidential information that has been provided to any Person during any such communications, discussions or negotiations occurring in the six (6) months prior to the date of this Agreement. From and after the date of this Agreement until the earlier to occur of the Effective Time or the date of termination of this Agreement in accordance with ARTICLE 9, the Company shall not, nor shall it permit any of its Subsidiaries to, nor shall it authorize or knowingly permit any of its Representatives to (and shall use reasonable best efforts to cause such Persons not to), directly or indirectly, (A) solicit, initiate or knowingly encourage (including by way of furnishing information which has not been previously publicly disseminated), or knowingly facilitate any inquiry or the making or submission of any inquiry, proposal, indication of interest or offer which constitutes, or would reasonably be expected to lead to, a Company Acquisition Proposal, (B) subject to Section 5.02(b), approve or recommend, or publicly propose to approve or recommend, a Company Acquisition Proposal, (C) subject to Section 5.02(b), approve or recommend, or publicly propose to approve or recommend, or execute or enter into any letter of intent, memorandum of understanding, merger agreement or other agreement, arrangement or understanding, in each case relating to a Company Acquisition Proposal (other than an Acceptable Company Confidentiality Agreement) or a Company Superior Proposal (each an “Alternative Company Acquisition Agreement”), (D) enter into, continue or otherwise participate in any discussions or negotiations regarding any Company Acquisition Proposal, or (E) agree to do any of the foregoing; provided, however, if, prior to the receipt of the Company Stockholder Approval, following the receipt of a bona fide written Company Acquisition Proposal that the Company Board determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, is or could reasonably be expected to lead to a Company Superior Proposal and that was not solicited in violation of this Section 5.02(a) made after the date of this Agreement, the Company may, in response to such Company Acquisition Proposal, and subject to compliance with Section 5.02(b), furnish information with respect to the Company to the Person making such Company Acquisition Proposal and engage in discussions or negotiations with such Person regarding such Company Acquisition Proposal; provided, that (1) prior to furnishing, or causing to be furnished, any such nonpublic information relating to the Company to such Person, the Company enters into a confidentiality agreement with the Person making such Company Acquisition Proposal (an “Acceptable Company Confidentiality Agreement”) that (x) does not contain any provision that would prevent the Company from complying with its obligation to provide any disclosure to Parent required pursuant to this Section 5.02 and (y) contains provisions that in the aggregate are no less restrictive on such Person than those contained in the Confidentiality Agreement as in effect immediately prior to the execution of this Agreement (provided, that such agreement does not need to contain any provision prohibiting (including, any direct or indirect “standstill” or similar provisions that prohibit) the making of any Company Acquisition Proposal), and (2) promptly (but in any event within 24 hours) following furnishing any such nonpublic information to such Person, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished to Parent or its Representatives).

68. Furthermore, under section 5.02(b) of the Merger Agreement, should it receive an unsolicited bid, as was the case here, the Company must notify Mitel of the bidder’s offer and all changes thereto. Thereafter, should the Board determine that the unsolicited offer is superior, Mitel is granted five business days to amend the terms of the Merger Agreement to make a counter offer that only needs to be as favorable to the Company’s stockholders as the unsolicited offer. Mitel will be able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage the Company has in receiving the unsolicited offer.

69. Section 9.03 of the Merger Agreement subjects Polycom to another preclusive deal-protection provision in the form of a staggering $60 million termination fee payable to, Mitel should a superior proposal ultimately be accepted. This payment represents approximately 3.2% of the total equity value of the Proposed Acquisition and increases the amount that a competing bidder would have to offer to acquire the Company by at least $0.44 per share before it would even potentially qualify as a superior proposal under the Merger Agreement.

70. Collectively, these unfair deal protection devices operate in conjunction to ensure that no competing offers will emerge for the Company and that the patently inadequate Proposed Acquisition is consummated, thereby guaranteeing that the Individual Defendants (along with certain other officers of Polycom) will secure the personal financial benefits they negotiated for themselves in connection with the consummation of the Proposed Acquisition. Accordingly, the Individual Defendants’ efforts to put their own personal interests before those of the Company’s stockholders have resulted in the Proposed Acquisition being presented to Polycom stockholders at an untenable and inadequate offer price which, arguably, cannot be topped by a competing bidder.

THE INDIVIDUAL DEFENDANTS’ INTERESTS

IN THE PROPOSED ACQUISITION

71. The Individual Defendants disloyally placed their own interests first, and tailored the terms and conditions of the Proposed Acquisition to meet their own personal needs and objectives. For example, as a result of the Proposed Acquisition, at least two Board members and several Polycom officers will receive prestigious positions at the newly combined company. Further, upon closing of the Proposed Acquisition Polycom’s Board will receive more than $13.6 million, including the accelerated vesting of restricted options collectively worth nearly $5.3 million:

Defendant	Common Share Consideration	Accelerated Consideration	Total Merger Consideration
Martha Helena Bejar	$235,200.00	$268,800.00	$504,000.00
Gary Daichendt	$134,400.00	$67,200.00	$201,600.00
Robert J. Frankenberg	$380,795.52	$268,800.00	$649,595.52
John A. Kelley	$1,800,274.56	$268,800.00	$2,069,074.56
Peter A. Leav	$4,303,568.64	$4,153,685.76	$8,457,254.40
D. Scott Mercer	$1,456,224.00	$268,800.00	$1,725,024.00
Total	$8,310,462.72	$5,296,085.76	$13,606,548.48

In addition, certain of the Company’s officers will receive millions of dollars in change-in-control payments in connection with the Proposed Acquisition. For example, defendant Leav will receive nearly $9 million in cash severance and other benefits.

72. By negotiating for such personal benefits in connection with the consummation of the Proposed Acquisition, the Individual Defendants placed their own personal interests before those of the Company’s stockholders, thus resulting in the Proposed Acquisition being presented to Polycom stockholders at an untenable and inadequate offer price.

THE PROPOSED ACQUISITION UNDERVALUES POLYCOM

73. The Individual Defendants’ fiduciary duties require them to maximize stockholder value when entering into a change-in-control transaction such as the Proposed Acquisition. Here, however, the Individual Defendants’ eagerness to enter into an acquisition with Mitel due to their conflicted status resulted in a sales process that was not designed to obtain the maximum price for Polycom stockholders. As a result, the Company’s public stockholders have been, and will continue to be, denied the fair process and arm’s-length negotiated terms to which they are entitled to in a sale of the Company. Indeed, the Proposed Consideration does not reflect the true inherent value of the Company as known to the Individual Defendants and Mitel.

74. Polycom is the global leader in voice and video collaboration solutions. More than 400,000 companies and institutions worldwide use Polycom’s award winning products to communicate and collaborate, which garners massive revenues for the Company of approximately $1.3 billion per year with non-GAAP (generally accepted accounting principles)

gross profit margins of well over 50%. Continuing financial success and future growth is expected. As was recently noted by Laura J. Durr, the Company’s Chief Financial Officer, Polycom has “continued to exhibit sound financial management” and “[the Company’s] profitability enables [it] to continue to generate strong operating cash flow.”

75. Despite Polycom’s continued financial success and expected growth, Defendants agreed to sell the Company to Mitel for a meager effective Proposed Consideration of only $13.68 per share. The Proposed Consideration undervalues the Company. As an initial matter, Polycom has traded above the Proposed Consideration as recently as December 2, 2015, trading as high as $13.76 and closing at $13.56. Further, within the last eighteen months, Polycom has traded as high as $14.22 on February 12, 2015, closing at $13.91 on the same day.

76. Additional factors further demonstrate the inadequacy of the Proposed Consideration. For example, prior to the Proposed Acquisition, at least two analysts held targets well above the Proposed Consideration, including UBS, which has held a $17 target since May 11, 2012, and Northland Securities Inc., which has held a $15 target since January 28, 2016. More, during negotiations between the parties, Mitel made at least two non-binding proposals with considerations higher than the Proposed Consideration. In addition after the parties entered into the Proposed Acquisition, Sponsor 1 made a proposal that was arguably higher than the Proposed Consideration and further stated that it could “significantly improve its proposal” pending certain discussions with potential financing sources.

77. Unfortunately for the Company’s stockholders, the Board approved the Proposed Acquisition at a meager price of $13.68.

THE MATERIALLY INCOMPLETE AND MISLEADING PROXY

78. In order to secure stockholder approval of the unfair Proposed Acquisition, Defendants filed the materially incomplete and misleading Proxy with the SEC on May 13, 2016. The Proxy misrepresents and/or omits material information necessary for Polycom stockholders to make an informed decision whether to vote in favor of the Proposed Acquisition. Specifically, as set forth below, the Proxy fails to provide Company stockholders with material information and/or provides them with materially misleading information concerning the valuation analysis and future projections prepared by the Company and its financial advisor, Morgan Stanley

The Proxy Fails to Disclose Material Information Concerning the Flawed Process

79. According to the Background of the Merger section on pages 68-69 of the Proxy, the Board declined Sponsor 1’s offer because it was purportedly not superior to Mitel’s offer. The Proxy, however, fails to disclose any financial metrics reviewed and/or relied upon in connection with the Board’s determination.

80. The omission of this information renders the following statements from pages 68-69 of the Proxy false and/or materially misleading in contravention of the Exchange Act:

On May 6, 2016, Sponsor 1 sent Polycom a revised proposal. Among other terms, the revised proposal increased the cash dividend payable to Polycom stockholders from $9.37 per share to $10.50 per share and revised the post-closing conversion price of the preferred stock that Sponsor 1 would purchase from $4.13 per share to $4.00 per share. Sponsor 1 asserted that the common stock that Polycom stockholders would continue to hold after the recapitalization would have a value of $4.00 per share and that its revised proposal, thus, provided an aggregate value of $14.50 per share of Polycom stock. As with the original proposal, the revised proposal contemplated that Sponsor 1 would purchase $600 million of Polycom preferred stock, giving Sponsor 1 approximately 51% of Polycom’s outstanding equity on an as-converted basis immediately after the closing. Sponsor 1’s revised proposal would entitle Sponsor 1 to vote the preferred stock on an as-converted basis, thus giving Sponsor 1 voting control of Polycom, and to appoint a majority of the Polycom Board. In addition to the foregoing adjustment to the conversion price of the preferred stock, Sponsor 1’s revised proposal included additional terms of the foregoing preferred stock, including noting that the preferred stock would have a liquidation preference and a preferred payment in kind dividend. Sponsor 1’s proposal did not specify the dividend rate of the preferred stock. Sponsor 1’s revised proposal also contemplated that Polycom would increase its borrowings from $810 million to $872 million and use $266 million of Polycom’s existing cash to fund the cash dividend and pay off Polycom’s existing debt. Sponsor 1’s revised proposal also continued to assume that the recapitalized company could achieve $75 million in cost savings following the recapitalization. In reviewing Sponsor 1’s revised proposal, Polycom calculated that it would require approximately $429 million in gross cash to cover the $266 million cash required for Sponsor 1’s revised proposal and to pay the Mitel termination fee and cover costs to repatriate cash and other transaction expenses. Pursuant to the terms of the merger agreement, Polycom provided notice to Mitel of Sponsor 1’s letter.

On May 6, 2016, Mitel sent a letter to Polycom stating Mitel’s view that Sponsor 1’s revised proposal was not more favorable from a financial point of view to Polycom’s shareholders than the merger, could not be consummated in accordance with its terms and, thus, was not, and could not reasonably be expected to lead to, a Company Superior Proposal.

On May 9, 2016, the Polycom Board met telephonically to discuss Sponsor 1’s revised proposal. WSGR and MoFo reminded the Polycom Board of their fiduciary duties and summarized the applicable terms of the merger agreement. Morgan Stanley discussed the financial value of Sponsor 1’s revised proposal in comparison to Sponsor 1’s original proposal and in comparison to the financial value of the merger. Morgan Stanley addressed the differences in the type of consideration between the proposals and the potential values of the common stock to be retained by Polycom stockholders in Sponsor 1’s revised proposal in different scenarios, taking into consideration the preference that Sponsor 1 would receive as a result of holding preferred stock. The Polycom Board discussed the likely value of the ongoing equity interest offered in Sponsor 1’s revised proposal, taking note of the fact that since the increase in upfront cash consideration was to be funded solely by greater indebtedness and Polycom’s existing cash resources, the revisions to Sponsor 1’s proposal potentially further impaired the value of such Polycom stock relative to Sponsor 1’s original proposal. The Polycom Board discussed its belief that the value of the Polycom stock in the recapitalized company likely would have a value that was significantly less than the $4.00 per share asserted by Sponsor 1. The Polycom Board discussed whether the cost cuts assumed in Sponsor 1’s revised proposal were realistic and how Sponsor 1’s proposed cost cuts might affect the operations of the recapitalized company and the financial results and valuation that the recapitalized company might achieve. The Polycom Board compared the proposed cuts in Sponsor 1’s revised proposal with the synergies that might be achieved in the strategic merger with Mitel. The Polycom Board also discussed the likelihood that a transaction could be consummated under the proposed terms, including whether Sponsor 1 would be able to arrange the equity and debt financing needed for its proposal, taking note of the fact that the increased leverage required by Sponsor 1’s revised offer likely would make obtaining debt financing more difficult than its original proposal. The Polycom Board also discussed that by virtue of the repatriation of cash required under Sponsor 1’s revised proposal, Polycom would potentially be subject to a higher tax rate, and have less cash on hand to pursue alternative transactions. Following the discussion, the Polycom Board determined to reject Sponsor 1’s revised proposal and declined to engage further with Sponsor 1 on the basis of their revised proposal and directed Morgan Stanley to communicate this to Sponsor 1. The Polycom Board also discussed the Mitel letter of May 6, and determined not to respond to the Mitel letter.

Immediately after the meeting of the Polycom Board on May 9, 2016, the independent members of the Polycom Board met telephonically to discuss further the Sponsor 1’s revised proposal and the response to Sponsor 1.

On May 12, 2016, Morgan Stanley advised Sponsor 1 of the Polycom Board’s determination.

81. These statements in the Proxy are rendered false and/or misleading by the omissions identified in ¶79 because the omitted information is essential for stockholders to determine whether Sponsor 1’s offer was in fact superior to Mitel’s and/or was likely to lead to a superior proposal.

The Proxy Fails to Disclose Material Information Concerning Projections Prepared by Polycom’s Management and Mitel, and Relied upon by Morgan Stanley and the Board

82. According to the Proxy, Morgan Stanley and the Board reviewed financial projections prepared by Polycom’s management and relied upon by Morgan Stanley and the Board commensurate with their analysis of the Proposed Acquisition. The Proxy, however, fails to disclose several key metrics that were used to prepare these projections for fiscal years 2016-2020 for the: (i) Baseline Case; (ii) Upside Case; (iii) Downside Case; and (iv) Endpoint Focus Case, including the following items:

(a) total gross profit;

(b) operating income (or D&A expense);

(c) non-GAAP net income;

(d) non-GAAP earnings per share;

(e) free cash flows (along with the definition of free cash flow);

(f) capital expenditures;

(g) changes in net working capital;

(h) sock-based compensation expense;

(i) any other adjustments to unlevered free cash flow;

(j) unlevered free cash flow; and

(k) synergies from a potential transaction.

83. The Proxy also fails to disclose key financial projections provided by Mitel management and relied upon by Morgan Stanley for purposes of its analysis, for fiscal years 2017-2020, for the following items:

(a) operating income (or D&A expense);

(b) taxes (or tax rate);

(c) capital expenditures (2017-2020) ;

(d) changes in net working capital;

(e) stock-based compensation expense (2017-2020);

(f) any other adjustments to unlevered free cash flow;

(g) unlevered free cash flow; and

(h) synergies from a potential transaction.

84. The failure to include this material information in the Proxy renders the Proxy false and/or misleading as this information is integral to stockholders’ evaluation of the consideration being offered in the Proposed Acquisition. Indeed, these financial projections provide a sneak peek into Polycom’s expected future performance (i.e., growth/profitability) and, consequently, its value as a standalone entity. More importantly, however, this expected performance is more reliable than similar forecasts prepared by third-party analysts and other non-insiders as it comes from members of corporate management who have their fingers on the pulse of the Company. Accordingly, it is no surprise that financial projections are among the most highly sought after disclosures by stockholders in the context of corporate transactions such as this.

The Proxy Fails to Disclose Key Financial Metrics Underlying Morgan Stanley’s Analysis

85. The Proxy cites to and annexes the opinions of Polycom’s financial advisor, Morgan Stanley, which concludes that the consideration to be received by the holders of Polycom common stock in the Proposed Acquisition is fair, from a financial point of view, to such holders. However, the Proxy fails to disclose material information about Morgan Stanley’s opinions and methodologies, rendering it impossible for Company stockholders to effectively evaluate, and determine how to vote with respect to, the Proposed Acquisition.

86. With respect to Morgan Stanley’s Comparable Public Companies Analysis on pages 77-78 of the Proxy, for each of the selected public companies analyzed by Morgan Stanley, the Proxy fails to disclose the following multiples:

(a) Calendar year (“CY”) 2016 estimated (“E”) aggregate value/earnings before interest, taxes, depreciation, and amortization (“EBITDA”), and

(b) CY2016E price to earnings ratio.

The Proxy further fails to disclose whether Morgan Stanley performed any type of benchmarking analysis for Polycom in relation to the selected companies.

87. The omission of this information renders the following statements from pages 77-78 of the Proxy false and/or materially misleading in contravention of the Exchange Act:

Morgan Stanley performed a comparable public company analysis, which attempts to provide an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial information of Polycom with corresponding financial data for other companies that shared certain similar characteristics to Polycom to derive an implied valuation range for Polycom. The companies used in this comparison included the following:

Enterprise Infrastructure

• Brocade Communications Systems, Inc.	• NetApp, Inc.

• Cisco Systems, Inc.	• QLogic Corporation

Endpoint Solutions

• AudioCodes Ltd.	• Motorola Solutions, Inc.

• ClearOne, Inc.	• Netgear, Inc.

• Harman International Industries, Incorporated	• Plantronics, Inc.

• Logitech International S.A.	• Vocera Communications, Inc.

Unified Communications

• Alcatel Lucent S.A.	• Mitel

• BroadSoft, Inc.	• ShoreTel, Inc.

The above companies were chosen based on Morgan Stanley’s knowledge of the industry and because they have businesses that may be considered similar to Polycom’s. Although none of such companies are identical or directly comparable to Polycom, these companies are publicly traded companies with operations and/or other criteria, such as lines of business, markets, business risks, growth prospects, maturity of business and size and scale of business, that for purposes of its analysis Morgan Stanley considered similar to those of Polycom.

For Polycom and each other company listed above, Morgan Stanley calculated and compared various financial multiples and ratios based on publicly available financial data compiled by Thomson Reuters for comparison purposes and closing share prices as of April 12, 2016, except that Morgan Stanley used Polycom’s and Mitel’s respective unaffected closing share price as of April 5, 2016, the last full trading day prior to recent public speculation that Polycom was exploring a sale. Among other calculations, the information Morgan Stanley calculated for each of the selected companies included:

•	the ratio of aggregate value, which is referred to as AV (calculated as the market value of equity plus total debt, net of cash and cash equivalents), to estimated EBITDA (calculated as net income excluding net interest expense, income tax expense and certain other noncash and non-recurring items, principally depreciation, amortization and stock-based compensation) for calendar year 2016, which is referred to below as the CY2016E AV/EBITDA Ratio; and

•	the ratio of stock price of its common equity to estimated earnings per share for calendar year 2016, which is referred to below as the CY2016E P/E Ratio.

Results of the analysis were presented for the selected companies, as indicated in the following table:

Enterprise Infrastructure Trading Multiples
	Low	High	Median
CY2016E AV/EBITDA Raito	4.0x	6.4x	5.7x
CY2016E P/E Ratio	9.1x	12.9x	11.8x

Endpoint Solutions Trading Multiples
	Low	High	Median
CY2016E AV/EBITDA Raito*	4.8 x	9.8x	7.7x
CY2016E P/E Ratio*	11.7x	19.1x	14.6x

Unified Communications Trading Multiples
	Low	High	Median
CY2016E AV/EBITDA Raito	6.3x	18.5x	13.4x
CY2016E P/E Ratio*	10.7x	19.6x	13.2x

*	Multiples for certain selected companies excluded as not meaningful.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment, Morgan Stanley selected representative ranges of the CY2016E AV/EBITDA Ratio and CY2016E P/E Ratio and applied these ranges of multiples to Polycom’s estimated EBITDA for calendar year 2016 and estimated earnings per share for calendar year 2016, respectively.

Morgan Stanley then calculated a range of implied equity values per share of Polycom stock as follows, in each case rounded to the nearest $0.25 per share:

	Selected Representative Multiple Range	Implied Equity Value Per Share of Polycom Stock
CY2016E AV/Adjusted EBITDA Raito	4.5x-6.5x	$9.25 – $12.00
CY2016E P/E Ratio	9.0x-14.0x	$7.75 – $12.25

Morgan Stanley compared the foregoing ranges of implied equity value per share of Polycom stock to (1) the unaffected closing price per share of Polycom stock of $10.84 on April 5, 2016, the last full trading day prior to recent public speculation that Polycom was exploring a sale, and (2) the implied value of the merger consideration of $13.21 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 1.31 and the unaffected closing price per share of Mitel common shares of $7.70 on April 5, 2016).

No company included in the comparable public company analysis is identical to Polycom. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Polycom. These include, among other things, the impact of competition on the business of Polycom and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Polycom and the industry, and in the financial markets in general. Mathematical analysis (such as determining the mean or median) is not in itself a meaningful method of using comparable company data.

88. These statements in the Proxy are rendered false and/or misleading by the omissions identified in 86 because the information that was omitted is essential to Polycom’s stockholders’ ability to properly evaluate the analysis performed by Morgan Stanley. For example, without the individually observed multiples, stockholders are unable to determine for themselves whether the multiples applied to the financials for Polycom are representative of the selected comparable companies (or groups of selected comparable companies) that are most similar to Polycom. Moreover, much like disclosing individual multiples for the selected companies provides greater visibility on the differences between companies and selected companies groups, disclosing benchmarking metrics provides clarity on operating and financial metrics by which Polycom can be benchmarked against the selected companies. Without the benchmarking metrics, it is difficult to determine the process Morgan Stanley used to select the valuation multiples in this analysis. The stockholders’ ability to understand Morgan Stanley’s analysis is significantly limited without the benefit of knowing whether Morgan Stanley performed a benchmarking analysis to account for differences between Polycom and the comparable entities it selected. The Proxy’s failure to disclose the above-noted information renders stockholders unable to make a fully-informed decision whether to vote to approve the Proposed Acquisition.

89. With respect to Morgan Stanley’s Discounted Cash Flow Analysis on pages 78-79 and 84-85 of the Proxy, the Proxy fails to disclose:

(a) the implied terminal EBITDA multiple range resulting from this analysis of both Polycom and Mitel;

(b) the inputs utilized by Morgan Stanley to derive the discount rates for both Polycom and Mitel;

(c) the extrapolated unlevered free cash flow amounts calculated by Morgan Stanley in this analysis for 2019/2020 under both the 0% growth case as well as the Endpoint Focus Case; and

(d) whether Morgan Stanley performed any analysis on either the Downside, Upside, or Annual Operating Plan Cases.

90. The omission of this information renders the following statements from pages 78-79 of the Proxy false and/or materially misleading in contravention of the Exchange Act:

Morgan Stanley conducted a discounted cash flow analysis, which is designed to provide an implied value of an asset using estimates of the future unlevered free cash flows generated by the asset, taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax, adjusted for depreciation, capital expenditures, stock-based compensation, changes in net working capital, and certain other one-time cash expenses, as applicable. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows generated by the asset for periods beyond the projections period.

Morgan Stanley calculated the present value of unlevered free cash flows for Polycom (1) for the calendar years 2016 through 2018 based upon the 0% Growth Case (which is also referred to as the Baseline Case) and the Endpoint Focus Case provided by the management of Policeman (2) for the calendar years 2019 through 2020 based upon extrapolations from the projections in the 0% Growth Case and Endpoint Focus Case, which extrapolations were prepared for Morgan Stanley’s use in connection with its financial analyses and rendering its fairness opinion. The 0% Growth Case and the Endpoint Focus Case are more fully described in the section entitled “—Financial Projections Utilized by the Polycom Board and Polycom’s Financial Advisor—Financial Projections Related to Polycom,” beginning on page [●] of this proxy statement/prospectus.

Morgan Stanley also calculated a range of terminal values for Polycom at December 31, 2020 by applying a perpetual growth rate ranging from 0.0% to 2.0% to the unlevered free cash flows of Polycom after the calendar year 2020. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley’s professional judgment and experience. The unlevered free cash flows and the range of terminal values were then discounted to present values at March 31, 2016 using a range of discount rates from 8.1% to 9.8%, which range of discount rates was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Polycom’s estimated weighted average cost of capital.

This analysis indicated the following range of implied equity value per share for Polycom stock, rounded to the nearest $0.25.

Financial Forecast Case	Implied Equity Value Per Share of Polycom Stock
0% Growth Case	$9.00 – $13.50(1)
Endpoint Focus Case	$11.75 – $17.50(2)

(1)	Assumes that cash held by foreign subsidiaries is not repatriated to the United States in a manner subject to taxation. If such cash is assumed to be repatriated and subject to tax at an assumed rate of 38%, the upper range would be $12.25.
(2)	Assumes that cash held by foreign subsidiaries is not repatriated to the United States in a manner subject to taxation. If such cash is assumed to be repatriated and subject to tax at an assumed rate of 38%, the upper range would be $16.50.

Morgan Stanley compared the foregoing ranges of implied equity value per share of Polycom stock to (1) the unaffected closing price per share of Polycom stock of $10.84 on April 5, 2016, the last full trading day prior to recent public speculation that Polycom was exploring a sale, and (2) the implied value of the merger consideration of $13.21 per share (valuing the stock portion of the merger consideration based on the exchange ratio of 1.31 and the unaffected closing price per share of Mitel common shares of $7.70 on April 5, 2016).

91. The omission of this information also renders the following statements from pages 84-85 of the Proxy false and/or materially misleading in contravention of the Exchange Act:

Based upon the implied valuation for Polycom as described under “—Opinion of Polycom’s Financial Advisor—Discounted Cash Flow Analysis” above (provided that, for such purpose, Morgan Stanley only considered implied equity values resulting from the application of a discount rate of 9.0%, resulting in a range of $8.71 to $11.14 for the 0% Growth Case and a range of $12.69 to $14.71 for the

Endpoint Focus Case) and the implied valuation for Mitel based on Morgan Stanley’s discounted cash flow analysis of Mitel described below, Morgan Stanley calculated ranges of implied exchange ratios of the number of shares of Mitel common shares per share of Polycom stock. Morgan Stanley derived the high end of the implied range of exchange ratios by dividing the high end of the implied per share equity value range of the Polycom stock in the applicable analysis for Polycom by the low end of the implied per share equity value range of the Mitel common shares in the corresponding analysis for Mitel. Morgan Stanley derived the low end of the implied range of exchange ratios by dividing the low end of the implied per share equity value range of the Polycom stock in the applicable analysis for Polycom by the high end of the implied per share equity value range of the Mitel common shares in the corresponding analysis for Mitel.

Morgan Stanley calculated the present value of unlevered free cash flows of Mitel for the calendar years 2016 through 2020 based upon the Mitel Projections, as described in the section entitled “—Financial Projections Utilized by the Polycom Board and Polycom’s Financial Advisor—Financial Projections Related to Mitel,” beginning on page [●] of this proxy statement/prospectus. Morgan Stanley also calculated a range of terminal values for Mitel at December 31, 2020 by applying a perpetual growth rate ranging from 0.0% to 2.0% to the unlevered free cash flows of Mitel after the calendar year 2020. Morgan Stanley selected this perpetual growth rate range based on the application of Morgan Stanley’s professional judgment and experience. The unlevered free cash flows and the range of terminal values were then discounted to present values at March 31, 2016, using a discount rate of 8.7%, which discount rate was selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect Mitel’s estimated weighted average cost of capital. This analysis indicated a range of implied equity value per share for Mitel common shares, from a low of $10.65 per share (using a perpetual growth rate of 0.0%) to $13.71 per share (using a perpetual growth rate of 2.0%).

The results of the relative valuation analyses are presented below:

Polycom / Mitel Financial Forecast Case	Implied Range of Exchange Ratios
Polycom 0% Growth Case/Mitel Projections	0.70 – 1.02
Polycom Endpoint Focus Case/Mitel Projections	0.91 – 1.35

92. These statements in the Proxy are rendered false and/or misleading by the omissions identified in 89 because this information is material and necessary for Polycom stockholders to have a fair summary of the financial analysis performed by Morgan Stanley.

COUNT I

Against All Defendants for Violations of Section 14(a) of the

Exchange Act and SEC Rule 14a-9 Promulgated Thereunder

93. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

94. During the relevant period, Defendants disseminated the false and misleading Proxy specified above, which failed to disclose material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading in violation of section 14(a) of the Exchange Act and SEC Rule 14a-9 promulgated thereunder.

95. By virtue of their positions within the Company, the Defendants were aware of this information and of their duty to disclose this information in the Proxy. The Proxy was prepared, reviewed, and/or disseminated by the Defendants. It misrepresented and/or omitted material facts, including material information about the unfair sales process for the Company, the unfair consideration offered in the Proposed Acquisition, and the actual intrinsic value of the Company’s and Mitel’s assets. The Defendants were at least negligent in filing the Proxy with these materially false and misleading statements.

96. The omissions and false and misleading statements in the Proxy are material in that a reasonable stockholder would consider them important in deciding how to vote on the Proposed Acquisition. In addition, a reasonable investor would view a full and accurate disclosure as significantly altering the “total mix” of information made available in the Proxy and in other information reasonably available to stockholders.

97. By reason of the foregoing, the Defendants have violated section 14(a) of the Exchange Act and SEC Rule 14a-9(a) promulgated thereunder.

98. Because of the false and misleading statements in the Proxy, Plaintiff and the Class are threatened with irreparable harm, rendering money damages inadequate. Therefore, injunctive relief is appropriate to ensure Defendants’ misconduct is corrected.

COUNT II

Against the Individual Defendants for Violation of Section 20(a) of the Exchange Act

99. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

100. The Individual Defendants acted as controlling persons of Polycom within the meaning of section 20(a) of the Exchange Act as alleged herein. By virtue of their positions as officers and/or directors of Polycom and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy filed with the SEC, they had the power to influence and control and did influence and control, directly or indirectly, the decision-making of the Company, including the content and dissemination of the various statements which Plaintiff contends are false and misleading.

101. Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy and other statements alleged by Plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause the statements to be corrected.

102. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same. The Proxy at issue contains the unanimous recommendation of each of the Individual Defendants to approve the Proposed Acquisition. They were, thus, directly involved in the making of this document.

103. In addition, as the Proxy sets forth at length, and as described herein, the Individual Defendants were each involved in negotiating, reviewing, and approving the Proposed Acquisition. The Proxy purports to describe the various issues and information that they reviewed and considered—descriptions which had input from the directors.

104. By virtue of the foregoing, the Individual Defendants have violated section 20(a) of the Exchange Act.

105. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated section 14(a) and SEC Rule 14a-9, promulgated thereunder, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these Defendants are liable pursuant to section 20(a) of the Exchange Act. As a direct and proximate result of Defendants’ conduct, Polycom’s stockholders will be irreparably harmed.

COUNT III

Against the Individual Defendants for Breach of Fiduciary Duties

106. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

107. The Individual Defendants have violated the fiduciary duties of care, loyalty, and good faith owed to the public stockholders of Polycom and have acted to put their personal interests ahead of the interests of Polycom’s stockholders.

108. By the acts, transactions, and course of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and the other members of the Class of the true value of Polycom.

109. The Individual Defendants have violated their fiduciary duties by entering Polycom into the Proposed Acquisition without regard to the effect of the Proposed Acquisition on Polycom’s stockholders.

110. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required and breached their duty of loyalty owed to the stockholders of Polycom because, among other reasons:

(a) they failed to take steps to maximize the value of Polycom to its public stockholders;

(b) they failed to properly value Polycom and its various assets and operations; and

(c) they ignored or did not protect against the numerous conflicts of interests resulting from the Individual Defendants’ own financial stakes in the Proposed Acquisition.

111. Because the Individual Defendants control the business and corporate affairs of Polycom, and have access to private corporate information concerning Polycom’s assets, business, and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public stockholders of Polycom that makes it inherently unfair for them to pursue and recommend the Proposed Acquisition wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

112. By reason of the foregoing acts, practices, and course of conduct, the Individual Defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary duties toward Plaintiff and the other members of the Class.

113. The Individual Defendants are engaging in self-dealing, are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the Class.

114. As a result of the Individual Defendants’ unlawful actions, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Polycom’s assets and operations. Unless the Proposed Acquisition is enjoined by the Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, and may consummate the Proposed Acquisition, all to the irreparable harm of the members of the Class.

115. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury that Defendants’ actions threaten to inflict.

COUNT IV

Against Defendants Mitel and Merger Sub for Aiding and

Abetting Breaches of Fiduciary Duty

116. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

117. Defendants Mitel and Merger Sub knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Acquisition, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Acquisition, Polycom provided, and Defendants Mitel and Merger Sub obtained, sensitive, non-public information concerning Polycom, and thus had unfair advantages that are enabling defendant Mitel to acquire the Company at an unfair and inadequate price.

118. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their Polycom shares.

119. As a result, Plaintiff and the Class members are being irreparably harmed.

120. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief, in his favor and in favor of the Class and against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action;

B. Rescinding, to the extent already implemented, the Merger Agreement;

C. Enjoining Defendants, their agents, counsel, employees, and all persons acting in concert with them from consummating the Proposed Acquisition, unless and until the Company adopts and implements a procedure or process reasonably designed to enter into a merger agreement providing the best possible value for stockholders;

D. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

E. Granting such other and further equitable relief as this Court may deem just and proper.

Dated: June 8, 2016	ROBBINS ARROYO LLP
BRIAN J. ROBBINS
STEPHEN J. ODDO

/s/ Stephen J. Oddo
STEPHEN J. ODDO

600 B Street, Suite 1900
San Diego, CA 92101

Telephone: (619) 525-3990
Facsimile: (619) 525-3991
E-mail: brobbins@robbinsarroyo.com soddo@robbinsarroyo.com

Attorneys for Plaintiff

CERTIFICATION OF PLAINTIFF

PURSUANT TO FEDERAL SECURITIES LAW

John Solak (“Plaintiff”) declares as to the claims asserted, or to be asserted, under the federal securities laws, that:

1. Plaintiff has reviewed the class action Complaint and has retained Robbins Arroyo LLP as counsel in this action for all purposes, and authorized the filing of the Complaint.

2. Plaintiff did not acquire the security that is the subject of this action at the direction of Plaintiff’s counsel or in order to participate in any private action or any other litigation under the federal securities laws.

3. Plaintiff has made the following transaction(s) during the Class Period in the securities that are subject of this action:

SECURITY	TRANSACTION (Purchase/~~Sale~~)	QUANTITY	TRADE DATE	PRICE PER SHARE/SECURITY
Polycom	April 6, 2016 PURCHASE	200	April 6, 2016	$11.80

4. Plaintiff is willing to serve as a representative party on behalf of a class, including providing testimony at deposition and trial, if necessary, and Plaintiff is willing to serve as a lead plaintiff, a lead plaintiff being a representative party who acts on behalf of other class members in directing the action.

Plaintiff has not sought to serve or served as a representative party for a class in an action filed under the federal securities laws within the past three years, unless otherwise stated in the space below: Solak v. The Fresh Market, Inc., et al., No. 1-16 cv 00249 (D Del Apr. 8, 2016); Solak v. Passman et al., No. 416 ov 00154 (MD Ga. Apr. 25, 2016)

5. Plaintiff will not accept any payment for serving as a representative party on behalf of the class beyond the Plaintiff’s pro rata share of any recovery, except such reasonable costs and expenses (including lost wages) directly relating to the representation of the class as ordered or approved by the Court.

6. Plaintiff represents and warrants that he is fully authorized to enter into and execute this certification.

I declare under penalty of perjury that the foregoing is true and correct. Executed this 8th day of June, 2016.

/s/ JOHN SOLAK
JOHN SOLAK